SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

SED INTERNATIONAL HOLDINGS, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)

784109209
(CUSIP Number)

Derek D. Bork
Thompson Hine LLP
3900 Key Center
127 Public Square
Cleveland, Ohio 44114
216-566-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784109209	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON

Gad Partners Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0

		8	SHARED VOTING POWER	141,299

		9	SOLE DISPOSITIVE POWER	0

		10	SHARED DISPOSITIVE POWER	141,299

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

141,299
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 784109209	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON

Gad Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0

		8	SHARED VOTING POWER	141,299

		9	SOLE DISPOSITIVE POWER	0

		10	SHARED DISPOSITIVE POWER	141,299

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

141,299
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 784109209	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON

Paragon Technologies, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			¨

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	305,709

		8	SHARED VOTING POWER	0

		9	SOLE DISPOSITIVE POWER	305,709

		10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

305,709
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 784109209	13D	Page 5 of 7 Pages

Item 1. Security and Issuer.

This Statement relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of SED International Holdings, Inc., a Georgia corporation (the “Company”). The Company reports that its principal executive offices are located at 3505 Newpoint Place, Suite 450, Lawrenceville, Georgia 30043.

Item 2. Identity and Background.

This Statement is filed by Gad Partners Fund LP, a Delaware limited partnership, Gad Capital Management LLC, a Delaware limited liability company, and Paragon Technologies, Inc., a Delaware corporation. The address of the principal business of Gad Partners Fund, LP and Gad Capital Management LLC is 1698 S. Milledge Ave, #6, Athens, Georgia 30605. The address of the principal business of Paragon Technologies, Inc. is 600 Kuebler Road, Easton, Pennsylvania 18040. The principal business of Gad Partners Fund LP is investments in businesses and securities. The principal business of Gad Capital Management LLC is to advise private investment funds. The principal business of Paragon Technologies, Inc. is the manufacture and sale of material handling and order fulfillment solutions. Each of Gad Partners Fund LP, Gad Capital Management LLC and Paragon Technologies, Inc. is referred to herein as a “Reporting Person.”

None of the Reporting Persons or any of their directors or officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons or any of their directors or officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds used in purchasing the Common Stock was working capital of Gad Partners Fund LP and Paragon Technologies, Inc. The total cost for purchasing the Common Stock reported in this Statement, including brokerage commissions, was approximately $789,614.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Stock reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by them in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as the Reporting Persons may deem advisable.

None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as follows: (i) except as set forth in this Item 4 above; (ii) the Reporting Persons expect that they will seek representation on the Board of Directors of the Company; and (iii) except as might be proposed by representatives of the Reporting Persons in their capacity as directors of the Company or by such Board with the participation of the Reporting Persons’ representatives on the Company’s Board. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 784109209	13D	Page 6 of 7 Pages

Item 5. Interest in Securities of the Issuer.

(a)          The Reporting Persons beneficially own in the aggregate 447,008 shares of Common Stock, which represents approximately 8.8% percent of the Company’s outstanding shares of Common Stock. Gad Partners Fund LP and Paragon Technologies, Inc. directly hold the number and percentage of shares of Common Stock disclosed as beneficially owned by them in the applicable tables set forth on the cover page to this Statement. Gad Capital Management LLC does not directly hold any of the shares of Common Stock disclosed in this Statement.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 5,109,089 shares of Common Stock reported by the Company as outstanding as of November 1, 2012 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission with respect to its quarterly period ended September 30, 2012.

Hesham M. Gad is the Managing Partner of Gad Capital Management LLC and Chairman of the Board of Directors of Paragon Technologies, Inc. Gad Capital Management LLC is the General Partner of Gad Partners Fund LP. Mr. Gad is also currently responsible for investments in businesses and securities made by Paragon Technologies, Inc. outside of its principal business activities and pursuant to its investment management program. As a result of these relationships, Mr. Gad may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by Gad Partners Fund LP and Paragon Technologies, Inc. in this Statement. Mr. Gad expressly disclaims such beneficial ownership.

(b)          Gad Partners Fund LP and Gad Capital Management LLC have the shared power to direct the voting and disposition of the shares of Common Stock disclosed as beneficially owned by Gad Partners Fund LP in the applicable table set forth on the cover page to this Statement. Paragon Technologies, Inc. has the sole power to direct the voting and disposition of the shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement.

(c)          The transactions effected by each of the Reporting Persons in the Common Stock during the past 60 days is set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

(d)          Not applicable.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

Item 7. Material to Be Filed as Exhibits.

The following document is filed as an exhibit:

99.1	Joint Filing Agreement, dated December 10, 2012, by and among the Reporting Persons.

CUSIP No. 784109209	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: December 10, 2012

GAD PARTNERS FUND LP,
by Gad Capital Management LLC,
its General Partner

By:	/s/ Hesham M. Gad
Name: Hesham M. Gad
Title: Managing Partner

GAD CAPITAL MANAGEMENT LLC

By:	/s/ Hesham M. Gad
Name: Hesham M. Gad
Title: Managing Partner

PARAGON TECHNOLOGIES, INC.

By:	/s/ Hesham M. Gad
Name: Hesham M. Gad
Title: Chairman

Schedule A

Transactions in Securities of the Issuer During the Past 60 Days:

Gad Partners Fund LP

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)

10/31/12	6,399	$1.9500
11/01/12	10,000	$1.9500
11/06/12	10,000	$1.9500
11/09/12	10,000	$1.8000
11/12/12	5,000	$1.7500
11/12/12	200	$1.7700
11/12/12	9,800	$1.7900
11/12/12	6,100	$1.7900
11/12/12	400	$1.7700
11/14/12	20,000	$1.7300
11/27/12	5,000	$1.5000
11/28/12	1,900	$1.5000
11/28/12	4,900	$1.5200
11/29/12	20,000	$1.5300
11/29/12	20,000	$1.5300
12/06/12	1,900	$1.9500
12/06/12	6,400	$2.1700
12/06/12	1,900	$2.1468
12/07/12	200	$2.0800
12/10/12	1,200	$2.1500

Continued on the next page.

Paragon Technologies, Inc.

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)

10/25/12	1,600	$1.7700
10/31/12	4,299	$1.9014
10/31/12	5,300	$1.9600
10/31/12	200	$1.9400
10/31/12	5,000	$1.9600
10/31/12	83,601	$1.9500
11/13/12	2,000	$1.7600
11/13/12	2,000	$1.7600
11/13/12	2,000	$1.7600
11/13/12	2,000	$1.7600
11/13/12	2,000	$1.7600
11/13/12	2,000	$1.7600
11/13/12	2,000	$1.7600
11/13/12	2,000	$1.7600
11/13/12	3,000	$1.7600
11/14/12	20,000	$1.7300
11/21/12	1,500	$1.6800
11/21/12	100	$1.6900
11/27/12	5,000	$1.5000
11/29/12	20,000	$1.5300
11/29/12	50,000	$1.5300
11/29/12	42,600	$1.5300
11/29/12	500	$1.5290
11/30/12	610	$1.5500
11/30/12	300	$1.5733
12/03/12	1,143	$1.5991
12/04/12	19,906	$1.7494
12/05/12	1,100	$1.8000
12/05/12	2,163	$1.8200
12/05/12	1,237	$1.8872
12/07/12	9,800	$2.0999
12/10/12	800	$2.0400
12/10/12	200	$2.0800
12/10/12	9,750	$2.1497